C&K Group Limited

Flat 3309-11, 33/F, Tower 5, The Gateway, No. 15 Canton Road

Tsim Sha Tsui, Kowloon, Hong Kong

VIA EDGAR

February 12, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	C&K Group Limited
Request to Withdraw Registration Statement on Form F-1 SEC File No. 333-287713

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), C&K Group Limited (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form F-1 (File No. 333-287713), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on June 2, 2025 and subsequently became effective on November 16, 2025.

The Company desires to (i) withdraw the Registration Statement and (ii) file a new registration statement on Form F-1 (the “New Registration Statement”) relating to the Company’s contemplated initial public offering to increase the number of securities currently registered under the Registration Statement. The Company represents that no securities have been sold under the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements, including the New Registration Statement.

If you have questions with respect to the foregoing, please contact our counsel, Jinhua (Anna) Wang, Esq., of Robinson & Cole LLP, at (212) 451-2942.

Sincerely,

/s/ Cheng, Ka Ki
Cheng, Ka Ki, Chief Executive Officer, Chairman and Director

cc:	Jinhua (Anna) Wang, Esq. Robinson & Cole LLP